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Exhibit 99.1

Ares Capital Corporation
Computation of Earnings to Fixed Charges

	Year Ended 12/31/2007	Year Ended 12/31/2006	Year Ended 12/31/2005	Period from 6/23/04 through 12/31/2004
Earnings:
Net increase in stockholders' equity resulting from operations	$90,832,464	$69,695,322	$41,851,076	$3,190,488
Income tax expense, including excise tax	(826,437)	4,931,288	158,000	—

Total earnings before taxes	$90,006,027	$74,626,610	$42,009,076	$3,190,488

Fixed Charges:
Interest and credit facility fees	$36,888,872	$18,583,815	$1,528,060	$137,396

Total fixed charges	$36,888,872	$18,583,815	$1,528,060	$137,396

Earnings available to cover fixed charges	$126,894,899	$93,210,425	$43,537,136	$3,327,884
Ratio of earnings to fixed charges	3.4	5.0	28.5	24.2
Footnote disclosure:
Unrealized gains (losses) from investment transactions	$(10,661,076)	$(14,552,714)	$4,385,563	$230,947
Earnings available to cover fixed charges excluding above	$137,555,975	$107,763,139	$39,151,573	$3,096,937
Ratio of earnings to fixed charges excluding above	3.7	5.8	25.6	22.5

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  Exhibit 99.1